04 MAR 16 AM 7:21

Deutsche Lufthansa Aktiengesellschaft
D-50664 Köln

Ihre Zeichen Your Ref.	Unsere Zeichen / Datum Our Ref. / Date	Telefon / Telefax Telephone / Telefax
	CGN IR, nr 09 March 2004	

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

U.S.A.

04010586

SUPPL

Deutsche Lufthansa AG
Rule 12g3-2(b) File No. 82-4691

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Deutsche Lufthansa AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Deutsche Lufthansa Aktiengesellschaft
Vice President Investor Relations

Ulrike Schlosser

PROCESSED
MAR 16 2004
THOMSON FINANCIAL

Enclosures

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ISSUER	FILE NO.
Deutsche Lufthansa AG	82- 4691

04 MAR 16 AM 7:21

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Investor Info
February 2004
including traffic figures

Change in capacity utilisation in February compared with previous year



75
70
65
60
55
50
%
2004
2003
PassengerLF
CargoLF
GroupLF

Note:

The Lufthansa Group's annual results for 2003 will be published on 25 March. On that date the Annual Report will also be available for downloading from the Internet.

The next **Investor Info** with the traffic figures for March 2004 is due on 08 April 2004.

Since 2004 figures include all the partner airlines that cooperate under the "Lufthansa Regional" banner. Backdated to 1.1. 2003, Air Dolomiti was integrated into the Lufthansa Group, so that the figures are not entirely comparable with the previous year's published results.

Deutsche Lufthansa AG
Investor Relations
Tel. +49 221 826-2444, Fax -2286
Tel. +49 696-90997, Fax -90990
E- Mail:
investor.relations@dlh.de
Internet:
www.lufthansa-financials.com

09 March 2004

Significant growth in passenger and cargo traffic

The airlines of the Lufthansa Group surged forward in February 2004. Passenger numbers rose 8.3 per cent year-on-year to 3.6 million, while sales, measured in terms of revenue passenger-kilometres, increased by 11.8 percent to 7.2 billion. The passenger load factor edged up 1.2 percentage points to 72.0 per cent, since the increase in available capacity was fully accommodated in the marketplace. Growth in intercontinental traffic was particularly gratifying, with double-digit increases in sales across the board. In the Middle East/Africa region, sales jumped by 26.8 per cent, in the Americas by 13.0 per cent and in Asia/Pacific by 10.7 per cent. Lufthansa had boosted capacity in response to demand, and so load factors in the Americas remained at the prior-year level. However, they increased by 1.5 percentage points to 80.9 per cent in Asia/Pacific, and by 5.2 percentage points to 76.7 per cent in the Middle East/Africa region. On European routes, passenger numbers rose by 6.8 per cent, and sales by 6.7 per cent. The load factor increased marginally (+ 0.7PP) and reached 58.6 per cent.
Lufthansa Cargo also reported double-digit growth, thanks to its successful sales campaign. The volume of cargo transported jumped by 12.9 per cent to 141,000 tonnes, with sales mounting 12.0 per cent to 622 million tonne-kilometres. Capacity utilisation climbed 3.5 percentage points to 70.6 per cent. In the Asia/Pacific and Middle East/Africa regions, sales increased by more than 16 per cent.
Both passenger and freight traffic thus showed a marked improvement in February. While capacity was boosted by 8.7 per cent, sales grew by 11.9 per cent. The overall load factor climbed 2.1 percentage points year-on-year to 71.4 per cent.

Lufthansa sells stake in Amadeus

On 13 February Lufthansa sold a 13.2 per cent stake in Amadeus Global Travel Distribution S.A. on the Madrid Stock Exchange. Lufthansa made gains of about € 394 million and book profits of approximately € 290 million from this transaction, which reduced Lufthansa's stake in Amadeus Global from 18.3 to 5.1 per cent.

More capacity on intercontinental routes this summer

Lufthansa is again increasing capacities in the 2004 summer timetable after the previous crisis-ridden year. It is also flying to a number of new destinations such as Charlotte (USA), Guangzhou (China) and Kuala Lumpur (Malaysia) in the intercontinental route network. In addition, frequencies are being boosted on routes to Asia ex Munich.

South African Airways to join Star Alliance

On 4 March South African Airways announced plans to join the world's largest airline alliance. Lufthansa had sponsored SAA's application and will accompany the airline through all the formalities until it is officially joining the alliance.

Lufthansa posts 2003 operating result of about €30m

According to preliminary figures Lufthansa posted an operating result of about € 30 million in 2003, and reduced net indebtedness to about € 600 million. In order to remove risks from the balance sheet that are foreseeable at present, it effected extraordinary write-downs of goodwill and fixed assets totalling some € 800 million, resulting in a consolidated net loss of about € 980 million. A dividend payment will therefore not be proposed.

Traffic figures February 2004

Lufthansa Passenger Business Group*	February 2004	Yoy (%)	Cumulative	Yoy (%)
Passengers in 1,000	3,640	+ 8.3	7,146	+ 4.9
Available seat-kilometers (mio)	10,063	+ 9.9	20,660	+ 7.3
Revenue pax-kilometers (mio)	7,249	+ 11.8	14,685	+ 8.9
Passenger load-factor (%)	72.0	+ 1.2P.	71.1	+ 1.0P.
Number of Flights	47,200	+ 12.1	94,572	+ 9.0
Lufthansa Cargo AG	**February 2004**	**Yoy (%)**	**Cumulative**	**Yoy (%)**
Cargo/mail in 1,000 tonnes	141	+ 12.9	260	+ 8.9
Available Cargo tonne-km (mio)	880	+ 6.5	1,683	+ 2.1
Revenue Cargo tonne-km (mio)	622	+ 12.0	1,144	+ 8.6
Cargo load-factor (%)	70.6	+ 3.5P.	67.9	+ 4.0P.
Number of Flights	1,872	+ 0.3	3,590	- 4.9
Lufthansa Group	**February 2004**	**Yoy (%)**	**Cumulative**	**Yoy (%)**
Available tonne-km (mio)	1,894	+ 8.7	3,755	+ 5.1
Revenue tonne-km (mio)	1,352	+ 11.9	2,623	+ 8.7
Overall load factor (%)	71.4	+ 2.1P.	69.9	+ 2.4P.
Number of Flights	49,072	+ 11.6	98,162	+ 8.4
Traffic regions				
Europe (incl. Germany)	**February 2004**	**Yoy (%)**	**Cumulative**	**Yoy (%)**
Passengers in 1,000	2,864	+ 6.8	5,543	+ 3.0
Available seat-kilometers (mio)	3,181	+ 5.4	6,355	+ 1.4
Revenue pax-kilometers (mio)	1,863	+ 6.7	3,644	+ 3.1
Passenger load-factor (%)	58.6	+ 0.7P.	57.3	+ 0.9P.
Cargo/mail in 1,000 tonnes	62	+ 12.6	116	+ 9.7
Available Cargo tonne-km (mio)	93	+ 2.4	184	- 1.8
Revenue Cargo tonne-km (mio)	40	+ 9.6	78	+ 8.6
Cargo load-factor (%)	43.1	+ 2.9P.	42.5	+ 4.1P.
America (North and South)	**February 2004**	**Yoy (%)**	**Cumulative**	**Yoy (%)**
Passengers in 1,000	368	+ 13.2	776	+ 12.5
Available seat-kilometers (mio)	3,517	+ 13.1	7,368	+ 11.6
Revenue pax-kilometers (mio)	2,700	+ 13.0	5,654	+ 12.8
Passenger load-factor (%)	76.8	+ 0.0P.	76.7	+ 0.8P.
Cargo/mail in 1,000 tonnes	35	+ 10.4	63	+ 6.1
Available Cargo tonne-km (mio)	307	+ 0.2	575	- 2.2
Revenue Cargo tonne-km (mio)	232	+ 6.5	416	+ 3.8
Cargo load-factor (%)	75.6	+ 4.4P.	72.5	+ 4.2P.
Asia/Pacific	**February 2004**	**Yoy (%)**	**Cumulative**	**Yoy (%)**
Passengers in 1,000	259	+ 9.7	523	+ 5.8
Available seat-kilometers (mio)	2,480	+ 8.7	5,105	+ 6.5
Revenue pax-kilometers (mio)	2,006	+ 10.7	4,011	+ 5.9
Passenger load-factor (%)	80.9	+ 1.5P.	78.6	- 0.4P.
Cargo/mail in 1,000 tonnes	35	+ 13.5	65	+ 8.2
Available Cargo tonne-km (mio)	410	+ 11.8	786	+ 6.0
Revenue Cargo tonne-km (mio)	305	+ 16.2	564	+ 11.2
Cargo load-factor (%)	74.4	+ 2.8P.	71.8	+ 3.4P.
Middle East and Africa	**February 2004**	**Yoy (%)**	**Cumulative**	**Yoy (%)**
Passengers in 1,000	148	+ 26.4	303	+ 21.0
Available seat-kilometers (mio)	885	+ 18.1	1,830	+ 15.6
Revenue pax-kilometers (mio)	679	+ 26.8	1,375	+ 19.5
Passenger load-factor (%)	76.7	+ 5.2P.	75.2	+ 2.5P.
Cargo/mail in 1,000 tonnes	9	+ 23.4	16	+ 18.2
Available Cargo tonne-km (mio)	71	+ 11.6	139	+ 5.1
Revenue Cargo tonne-km (mio)	45	+ 16.4	85	+ 16.5
Cargo load-factor (%)	63.0	+ 2.7P.	60.8	+ 5.9P.

*Deutsche Lufthansa AG + Lufthansa Regional

News/Up to date Adhoc Release

Adhoc Release pursuant to § 15 of the securities trading act



Frankfurt, 25 February 2004

Lufthansa presents preliminary result for 2003

According to preliminary figures Deutsche Lufthansa AG generated a positive operating result of some EUR 30 million in fiscal year 2003 just ended.
At the same time net indebtedness was reduced by some EUR 550 million to about EUR 600 million. Year-end liquidity amounted to approximately EUR 2.7 billion. Extraordinary amortizations of goodwill and depreciations of fixed assets amount to roughly EUR 800 million of which some EUR 700 million are accounted for by the LSG SkyChefs Group. A net loss of about EUR 980 million is reported for fiscal 2003. Against this background the Executive Board does not propose any dividend payments for fiscal year 2003.

Detailed information on the 2003 annual financial statements will be published by Lufthansa on the occasion of the business press conference on 25 March 2004. At the same time the data will be made available on the Internet under www.lufthansa-financials.de.

Deutsche Lufthansa AG
Investor Relations
Ulrike Schlosser, Telefon (+49) 696-90997, Fax (+49) 696-90990
Email: investor.relations@dlh.de

25 February 2003

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25 February 2004

Lufthansa

► Lufthansa optimistic for 2004

After successful fourth quarter: Operating profit of some 30 million euros in 2003 Consistent balance sheet adjustment through extraordinary goodwill amortization

According to preliminary figures Deutsche Lufthansa AG generated an operating profit of some 30 million euros in financial year 2003 just ended. The operating profit in the fourth quarter of 2003 thus amounted to some 180 million euros. At the same time net indebtedness was reduced by some 550 million euros to about 600 million euros. Year-end liquidity amounted to approximately 2.7 billion euros.

As announced when the quarterly figures were presented last fall the capitalized goodwill in the consolidated balance sheet was subjected to a strict scrutiny. In order to remove risks from the balance sheet that are predictable from today's point of view extraordinary amortizations of goodwill and depreciations of fixed assets amounting to a total of 800 million euros were effected for the year 2003 of which some 700 million euros were accounted for by the LSG Sky Chefs Group. Lufthansa therefore reports a net loss of approximately 980 million euros. Against this background the Executive Board will not propose the payment of any dividend for financial year 2003.

The amortizations effected in the 2003 annual financial statements do not affect liquidity and will therefore impair neither the operational business nor the future perspectives of the group.

Recovery of demand visible in first quarter 2004

The data available for the first quarter of 2004 so far show a more positive development than in the previous year. This applies especially to intercontinental routes. As a result, both an increase in the seat capacity offered and the addition of new routes are being planned for the summer schedule after the significant declines caused by the crisis last year. Above all, the traffic region of Asia will be further developed. The stagnating continental traffic still does not show any signs of recovery. Programs to cut costs, improve efficiency and promote product differentiation are being consistently pursued to achieve sustainable and profitable growth.

The restructuring measures required for the turnaround of the Business segment Catering have been initiated. The LSG Sky Chefs Group had been hit particularly severely by the decline of business in the USA. More than 8,000 jobs have already been made redundant, several operations have been closed and the organizational structures have been made significantly leaner. Further cost reductions of 150 million euros have been identified and are being implemented. Lufthansa is currently conducting negotiations on the sale of the Chef Solutions division that offers prepared food for supermarkets and restaurants in the USA.

Active portfolio management continued

Lufthansa's active portfolio management is being continued to strengthen the group. After the sales of GlobeGround and DHL Lufthansa used the currently favorable capital market conditions two weeks ago by divesting 13.2% of its shares in Amadeus which produced a book profit of around 290 million euros.

"After the massive declines in world aviation since 9/11 the Lufthansa Group - thanks to its high level of responsiveness - has a stronger position in international competition today and will be among the winners in this process of change in the airline industry. Our above average financial power, our strict cost management and our strong operational business performance make possible a sustainable consolidated balance sheet adjustment as well as simultaneous investment in innovative products and the consistent utilization of growth opportunities in a recovering market," says Wolfgang Mayrhuber, Chairman and CEO of Deutsche Lufthansa AG.

Details on the financial year just ended will be elaborated at the annual press conference in Frankfurt on 25 March 2004.

Deutsche Lufthansa AG
Corporate Communications
Klaus Walther
Christine Ritz
Tel. + 49 69 / 696 – 51014/ -2999
Fax + 49 69 / 696 – 6818
http://media.lufthansa.com

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4 March 2004

Lufthansa

► Lufthansa: South African Airways is an outstanding partner for Star Alliance

Many years of partnership between the two airlines bear fruit

Lufthansa welcomes today's announcement of South African Airways' intention to join the Star Alliance, the largest airline cooperation worldwide. "South African Airways is an outstanding partner. I am delighted about the decision of SAA. This is a piece of good news because membership in the alliance will bring great advantages for all concerned. The customers of Star Alliance, in particular, will benefit from the extended offer of routes. Lufthansa will provide its full support for South African Airways' application and will propose to the bodies within the Star Alliance that SAA be speedily admitted", said Wolfgang Mayrhuber, Chairman and CEO of Deutsche Lufthansa AG, commenting on the announcement of the South African airline.

With the declaration of intent by South African Airways, the long-standing, good cooperation between Lufthansa and South African Airways is confirmed and will simultaneously be further intensified. In the run-up to the decision, Lufthansa had already become involved as a "sponsor" for the admission of SAA to the Star Alliance and will now support the airline on the formal road up to its official admission.

Deutsche Lufthansa AG
Corporate Communication
Sandra Kraft
Tel. 069 / 696 – 58266/ – 2999
Fax 069 / 696 – 90960
http://presse.lufthansa.com

Frankfurt, 4 March 2004

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News/Aktuell News

26 February 2004

Lufthansa

▸ Lufthansa Cargo selectively adjusts cargo rates ex Germany

Number of export ancillary fees significantly reduced
Improved product features of its fastest express service td.Flash

Lufthansa Cargo, the world market leader in the international airfreight business, is modifying cargo rates for export shipments from its German domestic market from 1 April 2004. The level of the price adjustments will vary in accordance with demand on individual routes and traffic day. Rates for shipments to the busiest destinations will rise; on routes with comparably low traffic volumes, they will be adapted to the actual market level. At the same time, Lufthansa Cargo will accommodate customers by abolishing a variety of export ancillary charges that occur, for example, in the transport of bulky shipments. Around a quarter of those charges will be dropped from 1 April 2004.

Additionally, Lufthansa Cargo will continue to offer customers long-term capacity agreements. With these agreements, customers can secure access to capacity on heavily trafficked routes for a period of six or between twelve and 18 months. Customers benefit twofold: They acquire firmly booked cargo capacity, which remains at their disposal within the relevant time frame and at fixed rates during the term of the agreement.

Lufthansa Cargo's fastest express service td.Flash, will also be available in the marketplace with a string of improved service features at the end of April. The enhancements include a higher weight limit for automatically guaranteed capacity. Moreover, shorter handling times will further accelerate the transport of import and export td.Flash shipments. Despite these lasting product improvements, the price for td.Flash remains unchanged.

Lufthansa Cargo AG
Corporate Communications
Nils Haupt
Tel.: +49 69-696-91123
Fax: +49 69-696-91185
nils.haupt@dlh.de
www.lufthansa-cargo.com

24 February 2004

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